UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

□   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________.

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2012 and 2011, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2012 and 2011

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 11

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held at End of Year	12 - 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 28, 2013

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2012	2011

Assets

Investments, at fair value (see Note 6)	$34,632,094	$29,853,583
Notes receivable from participants	321,139	331,364
Participant contributions receivable	101,850	111,092

Total assets	35,055,083	30,296,039

Liabilities

Excess contributions	41,591	19,206

Total liabilities	41,591	19,206

Net assets available for benefits at fair value	35,013,492	30,276,833

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(83,400)	5,912

Net assets available for benefits	$34,930,092	$30,282,745

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2012	2011

Additions to net assets attributed to:
Interest	$15,199	$14,479
Dividends	1,013,093	718,099
Net appreciation in fair value of investments (see Note 7)	2,743,307	-
	3,771,599	732,578

Contributions:
Participant	2,785,991	2,788,070
Rollovers	177,615	35,723
	2,963,606	2,823,793

Total additions	6,735,205	3,556,371

Deductions from net assets attributed to:
Net depreciation in fair value of investments (see Note 7)	-	1,031,472
Benefits paid to participants	2,081,710	1,953,911
Administrative expenses	6,148	5,460
Total deductions	2,087,858	2,990,843

Net increase	4,647,347	565,528

Net assets available for benefits:
Beginning of year	30,282,745	29,717,217

End of year	$34,930,092	$30,282,745

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.	Description of Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self directed brokerage account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

Participant accounts
Each participant's account is credited with the participant's contribution and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the participant's vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting. There are no company matching or discretionary contributions.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant's account and bear interest at rates that range from 4.25 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits
On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.  Participants are charged a one time distribution fee at the time when a participant requests a distribution from the plan.

Administration
The Plan is administered by the Company.  The Company has selected The Hartford to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  The remaining expenses are paid for by the plan participants.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  See Note 6 for Fair Value Measurements. The Plan's assets include an investment in the common stock of Ecology and Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.

The Plan's net (depreciation) appreciation in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan is based upon a prototype plan designed by the Hartford Retirement Services, Inc. that received a favorable determination letter dated March 31, 2008.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes that it is no longer subject to income tax examinations for the years prior to 2009.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6.	Fair Value Measurements

Fair Value – FASB ASC 820 provides the framework for measuring the fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

6.	Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There were no transfers between Level 1 and Level 2  assets for the years ended December 31, 2012 and 2011.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash and cash equivalents:  Valued at the balance of the account at year end.

Common stocks and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.  The NAV is the closing price reported on the active market on which the securities are traded.

Unit investment trusts: Comprised entirely of common stocks valued at the closing price reported on the active market on which the individual securities are traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common collective trust fund: Valued at the NAV of units of the common collective trust.  The NAV as provided by the trustee is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  The Plan's interest in this fund is based on information reported by the trustee using the audited financial statements of the fund at year end.  The common collective trust is classified as a Level 2 investment.  The common collective trust fund's underlying investments seek to preserve principal and provide a stable crediting rate.  The underlying investments as of December 31, 2012 and December 2011 are benefit responsive contracts, including GICs and wrap (synthetic) contracts with high quality banks and insurance companies.

The common collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions or redemptions.  Participant directed redemptions can be made on any business day and do not have a redemption notice period.  Unanticipated events such as a GIC issuer's inability to meet its obligations or significant withdrawal requests from plan participants in the common collective trust could affect the recoverability of assets including the underlying investment securities of synthetic GICs.  The Plan's management does not believe that the occurrence of any such events are probable.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

At December 31, 2012	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Blend funds	$9,529,801	$-	$-	$9,529,801
Growth funds	7,718,819	-	-	7,718,819
Value funds	4,887,715	-	-	4,887,715
Bond funds	3,407,038	-	-	3,407,038
Allocation funds	2,038,737	-	-	2,038,737
Target date funds	1,394,012	-	-	1,394,012

Total mutual funds	$28,976,122	$-	$-	$28,976,122

Brokerage access account:
Cash and cash equivalents	$228,385	$-	$-	$228,385
Preferred stock	26.940	-	-	26.940
Common Stock:
Services	247,259	-	-	247,259
Utilities	157,508	-	-	157,508
Other	130,937	-	-	130,937
Consumer Goods	88,411	-	-	88,411
Technology	87,864	-	-	87,864
Basic Materials	43,318	-	-	43,318
Conglomerates	31,905	-	-	31,905
Industrials	6,419	-	-	6,419

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

6.	Fair Value Measurements (continued)

At December 31, 2012	Quoted Prices In Active Market Level 1	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total
Mutual funds:
Other	133,788	-	-	133,788
Target date funds	64,391	-	-	64,391
Growth funds	50,627	-	-	50,627
Allocation fund	50,249	-	-	50,249
World stock funds	46,431	-	-	46,431
Value fund	28,544	-	-	28,544
Bond funds	17,955	-	-	17,955
Unit Investment Trusts	115,922	-	-	115,922

Total brokerage access account	1,556,853	-	-	1,556,853

Unitized stock fund	414,885	-	-	414,885
Common collective trust fund	-	3,684,234	-	3,684,234

Total investments at fair value	$30,947,860	$3,684,234	$-	$34,632,094

At December 31, 2011	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Blend funds	$7,352,947	$-	$-	$7,352,947
Growth funds	6,827,979	-	-	6,827,979
Value funds	4,066,836	-	-	4,066,836
Bond funds	2,604,192	-	-	2,604,192
Allocation funds	1,946,682	-	-	1,946,682
Target date funds	1,117,502	-	-	1,117,502

Total mutual funds	$23,916,138	$-	$-	$23,916,138

Brokerage access account:
Cash and cash equivalents	$141,080	$-	$-	$141,080
Preferred stock	21,630	-	-	21,630
Common Stock:
Services	356,380	-	-	356,380
Utilities	76,719	-	-	76,719
Industrials	55,007	-	-	55,007
Other	35,666	-	-	35,666
Basic materials	33,868	-	-	33,868
Conglomerates	27,223	-	-	27,223
Technology	13,773	-	-	13,773
Consumer Goods	9,363	-	-	9,363

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

6.	Fair Value Measurements (continued)

At December 31, 2011	Quoted Prices In Active Market Level 1	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total
Mutual funds:
Other	$212,996	$-	$-	$212,996
Target date funds	109,666	-	-	109,666
Growth funds	43,587	-	-	43,587
Allocation fund	42,701	-	-	42,701
World stock funds	23,815	-	-	23,815
Value fund	16,238	-	-	16,238
Bond funds	13,417	-	-	13,417
Unit Investment Trusts	50,332	-	-	50,332

Total brokerage access
account	1,283,461	-	-	1,283,461

Unitized stock fund	1,033,225	-	-	1,033,225
Common collective trust fund	-	3,620,759	-	3,620,759

Total investments at fair value	$26,232,824	$3,620,759	$-	$29,853,583

7.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31:

	2012	2011

DWS Equity 500 Index Fund S, 30,502 and 29,073 shares, respectively	$4,876,723	$4,101,002
Columbia Acorn Fund – A, 159,355 and 146,470 shares, respectively	$4,678,649	$3,900,498
MFS Value Fund A, 173,904 and 160,247 shares, respectively	$4,408,478	$3,586,327
SEI Trust Company Fixed Fund Institutional, 3,600,834 and 3,626,671 shares, respectively (A)	$3,684,234	$3,620,759
PIMCO Total Return Fund A, 268,309 and 216,177 shares, respectively	$3,015,788	$2,349,841
Fidelity Low Priced Stock Fund, 58,835 and 48.838 shares, respectively	$2,323,987	$1,744,976
Harbor International Fund-Inv, 33,200 and 23,831 shares, respectively	$2.043,478	$1,239,246	*
Franklin Growth Fund A, 36,149 and 34,145 shares, respectively	$1,829,494	$1,524,230

* Investment balance did not meet the 5% threshold at the respective year end.

(A) The contract value of the fund at December 31, 2012 and 2011 amounted to $3,600,834 ($3,626,671 – 2011).

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

7.	Investments (continued)

The Plan's investments for the years ended December 31, 2012 and 2011 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Mutual funds	$2,804,796	$(1,131,171)

Self Directed Brokerage access account:
Common stock	71,032	24,338
Mutual fund	57,056	3,649
Unit investment trust	5,501	(4,816)
Preferred stock	5,310	(779)

Total brokerage access account	138,899	22,392

Unitized stock fund	(200,317)	77,315

Common collective trust fund	(71)	(8)

	$2,743,307	$(1,031,472)

8.	Transactions with Parties-in-Interest

As of December 31, 2012 and 2011, the Plan held certain securities issued by the Company as follows:

	December 31, 2012		December 31, 2011
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund
Ecology and Environment, Inc.
Common Stock	31,648	$351,926	54,907	$887,297

Brokerage Access Account
Ecology and Environment, Inc.
Common Stock	6,324	$70,324	6,468	$104,524

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $16,695 and $25,453 during the years ended December 31, 2012 and 2011, respectively.

Certain plan investments are shares of mutual funds and a collective investment trust made available through the Hartford Retirement Services, LLC ("HRS") recordkeeping platform. HRS is the recordkeeper for the Plan. Reliance Trust Company ("RTC") is the trustee and custodian of plan investments that include mutual funds, the collective investment trust and the Company stock.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	2012	2011

Net assets available for benefits per the financial statements	$34,930,092	$30,282,745

Adjustment from contract value to fair value for fully benefit responsive investment contracts	83,400	(5,912)

Net assets available for benefits per the Form 5500	$35,013,492	$30,276,833

Net increase in net assets per the financial statements	$4,647,347	$565,528

Adjustment from contract value to fair value for fully benefit responsive investment contracts	89,312	68,326

Net increase in net assets per the Form 5500	$4,736,659	$633,854

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

	30,502	DWS	Equity 500 Index Funds	**	$4,876,723
	159,355	Columbia	Acorn Fund A	**	4,678,649
	173,904	MFS	Value Fund A	**	4,408,478
	268,309	PIMCO	Total Return Fund A	**	3,015,788
	58,835	Fidelity	Low Priced Stock Fund	**	2,323,987
	33,200	Harbor	Harbor International Fund Inv	**	2,043,478
	36,149	Franklin	Franklin Growth Fund A	**	1,829,494
	69,444	MFS	Aggressive Growth Allocation Fund A	**	1,074,296
	44,496	MFS	Growth Allocation Fund A	**	672,773
	42,431	MFS	Total Return Fund A	**	645,378
	30,682	T. Rowe Price	Retirement 2030 Fund	**	577,123
	36,932	MFS	Moderate Allocation Fund A	**	536,248
	29,798	American Century	Inflation Adj Bond Adv	**	391,250
	20,180	T. Rowe Price	Retirement 2020 Fund	**	359,011
	17,145	T. Rowe Price	Retirement 2040 Fund	**	325,237
	8,973	Victory	Small Company Opportunity Fund A	**	289,844
	15,472	Neuberger Berman	Socially Responsible Fund	**	285,613
	8,883	Janus Advisor	Perkins Mid Cap Value Fund A	**	189,393
	13,574	MFS	Conservative Allocation Fund A	**	184,338
	6,785	Clearbridge	Small Cap Growth A	**	136,380
	6,841	T. Rowe Price	Retirement 2050 Fund	**	72,442
	3,668	T. Rowe Price	Retirement 2010 Fund	**	60,199
			Total Mutual Funds		28,976,122

	Common Collective Trust Fund:
	3,600,834	SEI Trust Company	Fixed Fund Institutional	**	3,684,234

	Unitized Stock Fund
*	31,648	Unitized Stock Fund	Ecology and Environment, Inc.	**	351,926
	62,959	Unitized Stock Fund	MFS Money Market Fund	**	62,959
			Total Unitized Stock Fund		414,885

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Brokerage Access Account:

	Cash and Cash Equivalents
	227,679	-	Schwab Money Market Fund	**	227,679
	-	-	Cash	**	706
					228,385

	Common Stock
	14,000	-	Tivo Inc	**	172,340
	53,100	-	Vestas Wind Sys A/S ADR	**	100,094
	4,150	-	Irobot Corp	**	77,771
*	6,324	-	Ecology and Environment, Inc.	**	70,324
	1,000	-	Centurylink Inc.	**	39,120
	1,100	-	Freeport-Mcmoran Copper & Gold, Inc.	**	37,620
	1,520	-	General Electric Company	**	31,905
	4,500	-	Halcon Resources New	**	31,140
	1,000	-	Vodafone Group New ADR	**	25,190
	333	-	Duke Energy Corp	**	21,245
	500	-	Western Digital Corp	**	21,245
	500	-	Merck & Co Inc. New	**	20,470
	1,000	-	Getty Realty Corp New	**	18,060
	666	-	Aqua America Inc.	**	16,930
	1,527	-	Seagate Technology PLC F	**	15,210
	1,000	-	Pitney Bowes Inc.	**	10,640
	500	-	Delta Nat Gas Inc.	**	9,775
	200	-	Transcanada Corp	**	9.464
	1,000	-	First Niagara Finl New	**	7,930
	500	-	Fifth Third Bancorp	**	7,600
	10,000	-	Guided Therapeutics Inc	**	6,800
	500	-	Ford Motor Company New	**	6,475
	500	-	Corning Inc	**	6,310
	1,000	-	Novagold Red Inc New	**	4,510
	1,500	-	Sirius XM Radio Inc	**	4,335
	100	-	Citigroup Inc New	**	3,965
	200	-	Masco Corp	**	3,332
	456	-	Hydrogenics Corp	**	3,087
	1,550	-	Suntech Power Holdings Co	**	2,372
	1.027	-	Renesola Ltd Adr	**	2,352
	12,900	-	Vasomedical Inc	**	2,309
	382	-	Chimera Invt Corp	**	998
	800	-	Brigus Gold Corp	**	752
	25	-	Microsoft Corp	**	668
	75	-	Realnetworks Inc New	**	567
	50	-	Contango Ore Inc	**	436
	150	-	Cal Dive International	**	260
	40	-	Plug Power Inc New	**	20
					793,621

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds
	5,988	-	Vanguard Target Retirement 2025 Fund	**	81,372
	3,995	-	T Rowe Price Retirement 2025 Fund	**	52,416
	599	-	Brown Cap Mgmt Small Co Fund	**	30,292
	1,215	-	T Rowe Price Capital Appreciation Fund	**	27,028
	2,362	-	Pimco Total Return FD CL D	**	26,549
	477	-	Permanent Portfolio	**	23,221
	694	-	CGM Focus Fund	**	20,335
	1,002	-	Lazard Emerging Markets Equity Open	**	20,076
	790	-	Matthews China Investor	**	18,544
	875	-	Yacktman Focused Fund	**	17,955
	483	-	Fidelity Leveraged Company Stock FD	**	15,565
	1,287	-	Vanguard Short Term Bond Index	**	13,679
	804	-	Berwyn Income Fund	**	10,577
	1,456	-	Pioneer Floating Rate	**	10,102
	686	-	Matthews Asia Dividend Fund	**	10,000
	513	-	Schwab Treasury Inflation Protected	**	6,203
	193	-	Schwab Small Cap Index Select	**	4,073
	980	-	Powershs Exch Trad Fd Tr	**	3,998
					391,985

	Unit Investment Trusts
	500	-	Sector Spdr Tr Con Svcs	**	19,940
	1000	-	Ishares TR Comex Gold	**	16,279
	399	-	Schwab ETFS-US Small Cap ETF	**	15,210
	540	-	Sch US Mid-Cap ETF	**	15,061
	213	-	Powershares QQQ Trust Ser 1	**	13,904
	429	-	Schw US LCAP Val ETF	**	13,657
	470	-	Market Vectors ETF Trust	**	5,189
	475	-	First TR Exch Traded Fd	**	4,413
	60	-	Spdr S&P Global ETF	**	3,094
	100	-	Sch US Reit ETF	**	3,064
	400	-	Ishares Trust S&P Global	**	2,868
	100	-	EGA Emerging Global	**	2,664
	37	-	Guggenheim ETF New Solar Energy	**	579
					115,922
	Preferred Stock
	1,000	-	Deutsche BK Cap 7.6% PFD	**	26,940

			Total Brokerage Account		1,556,853

	Participant Loans:
*	-		Notes receivable from participants with
			interest rates ranging from 4.25% - 9.50%	-0-	321,139
					$ 34,953,233

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: 06/28/2013	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member